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                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494

The following is the text of a telephonic message delivered to the employees of Peregrine Systems, Inc. on June 11, 2001.


Acquisition of Remedy - Conference call to Peregrine employees

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Hello. This is Andy Cahill, president of Peregrine's Infrastructure Management
Group.

We've called this meeting of Peregrine employees to make an announcement via worldwide conference call. Peregrine today announced the intent to acquire Remedy Corporation in a combination stock and cash deal that has been approved by the Board of Directors of each company.

Steve Gardner, our chairman and CEO, will join Larry Garlick, Remedy's CEO, for a conference call to the Remedy workforce worldwide.

The acquisition won't actually be final until we obtain the approval of Remedy's stockholders, regulatory approvals, and other customary closing conditions are met. And we expect that to take anywhere from two to three months. Nonetheless, let me share with you why we have made the decision to enter into this agreement, and what it may mean to all of you.

There are formidable reasons for this acquisition. But, first let me acknowledge that this announcement has probably come as a major surprise ... if not a shock
 ... to many of you. But let me say that the business and technology rationale for combining our companies is extremely strong.
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The agreement will bring together two leaders from different segments of IT infrastructure management. Remedy has a workforce of some 1,350 people. It has been operating as a company since 1990 in the Silicon Valley, and has been trading on NASDAQ since 1995. And it is now is a global company with some 5,500 customers and 10,000 customer sites. Many of you are familiar with its IT Service Management offerings - its Help Desk applications.

What I want to convey today is that Peregrine and Remedy have a compelling story to tell as a combined entity. And we believe this "new" Peregrine will be able to deliver significant benefits to customers, to investors and to the employees of our combined company.

First, let's take a look at the business and technology reasons supporting this acquisition.

Acquiring Remedy will extend Peregrine's depth, scope and reach in serving
                                         ----------------------
customers through a combined organization with complementary distribution channels, software applications and development environments.

First ... extending the depth of our offerings. Through its AR System, Remedy
                        -----
has a highly flexible and adaptable technology platform allowing customers to customize their applications. In contrast, Peregrine has focused on developing best practice workflows. In addition we have also focused on adaptability and flexibility with our open architecture and our recent acquisition of Extricity, which adds the huge dimension of processes scripting across the firewall, allowing true electronic business collaboration.

With the combined organization, we will offer the best of both worlds to our customers - creating the strongest solution platform in the software industry. For example, both Peregrine and Remedy customers will benefit from the opportunity to unite Peregrine's B2B Integrator suite (acquired from Extricity earlier this year) with the AR System development environment. With these combined capabilities, customers will be able to
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quickly and easily build Web-based solutions connecting them across the firewall to businesses, customers and marketplaces in support of true collaborative commerce.

Second ... scope. Our combined product lines will span every facet of
           -----
infrastructure management. Once the acquisition is complete, Remedy will contribute its IT Service Management - the ITSM applications that include Help Desk, Change Management, Service Level Agreements and Asset Tracking that will become our combined flagship product for smaller and medium sized enterprises. The acquisition will allow Peregrine to offer the small and medium sized Remedy customers a broader array of Infrastructure Management and Employee Relationship Management solutions.

Peregrine is committed to supporting Remedy's existing Help Desk applications and intends to enhance these applications by integrating them with all of its lifecycle Infrastructure Management solutions. This will extend the existing integration between Peregrine's AssetCenter(R) and the Remedy Help Desk applications, which have already been deployed by customers.

Third - extending Peregrine's reach in terms of customers. Remedy has developed effective channels of distribution to serve small and midsize customers. In contrast, Peregrine has been highly successful marketing to enterprise customers
- those global organizations with large, complex infrastructures. The acquisition will allow Peregrine to market superior products addressing all aspects of infrastructure management, to both large and small companies alike. Remedy will contribute a powerful distribution channel. And we stand committed to supporting that channel, ensuring that these small and midsize customers achieve the same benefits we offer in helping larger enterprises achieve a state of frictionless business.

There are immense synergies that will be created by combining our companies. And I believe we will be able to thrive as company in extraordinary ways in the years ahead.

(Pause)
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What will happen to the respective employee groups for Peregrine and Remedy? I want to emphasize that the employee base of the company will be combined once the acquisition is completed, and there will be no first or second-class citizens. We will apply the people most qualified for a position to that position. And there is a lot of work to go around, so we will want to welcome colleagues qualified for positions when the acquisition is completed.

But the acquisition isn't yet closed - our deal is not concluded. And until then, we must as Peregrine employees adhere to certain strict rules.

An acquisition of this size requires approval by federal regulatory bodies, including the antitrust agencies at the Justice Department and Federal Trade Commission. Therefore, it is critical to keep in mind that until the transaction is fully approved, both Remedy and Peregrine employees must continue to act no differently than they would have, if the acquisition were not pending. This means that under no circumstances should Peregrine or Remedy sales people do any of the following things:

     - Take any joint or coordinated action (formal or informal) in approaching potential or existing customers, including discussing or changing terms of sale or allocating customers;

     - Disclose or distribute to your company's internal confidential or trade secret material to employees of the other company.

     Some supervised planning for the eventual merging of the two companies by management is permissible and will begin shortly among the senior management, but no implementation of merger plans will occur until after regulatory approvals. So, all interactions with the Remedy team must be cleared and coordinated by your respective VPs before any contact.
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So, let me review. I want to make sure no one talks internally or to customers in terms of terminating, migrating or sun-setting Remedy products. That is not the plan. We will combine the product sets to address a broader market and work together to define evolution paths to ensure delivery of the Best of Both Worlds. Until the deal is officially closed, the best guideline to keep in mind is "business as usual." Continue to plan, market, sell, and price as if there were no merger pending approval. For more information, I urge you to visit our Web site and our Intranet site.

Many of you may find it difficult to make a quick transition to recognizing Remedy and its employees as friends and colleagues. I ask your support in making this transitional period a success. Think creatively about the opportunities that lie ahead in our combined mission. And when the acquisition closes, please welcome our new colleagues, each of whom will bring a rich heritage to the table and a sense of dedication to the future.


                               * * * * * * * * * *

The foregoing employee communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of Peregrine. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date. Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Peregrine or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of Remedy into Peregrine's business; timely development, production and acceptance of the products and services contemplated by the proposed acquisition; and each company's ability to compete in the highly
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competitive and rapidly changing markets. The revenues and earnings of Peregrine and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand their operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of Peregrine's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Peregrine's report on Form 10-K for the fiscal year ended March 31, 2000, quarterly reports on Form 10-Q and current reports on Form 8-K.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.
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In addition to the registration statement and the proxy statement/prospectus,
Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.